Exhibit 99.2

FORWARD PHARMA A/S Østergade 24A, 1. 1100 Copenhagen K Denmark Tel. +45 33 44 42 42 Cell. +45 81 77 12 50 cbs@forward-pharma.com www.forward-pharma.com Nasdaq:FWP VAT Number 28 86 58 80

Sent by e-mail: [●]

[Warrantholder]

Copenhagen, 20 January 2022

DEPOSIT OF SHARES AGAINST ISSUE OF AMERICAN DEPOSITARY SHARES

Dear [●],

We write to you in your capacity as holder of warrants in Forward Pharma A/S ("Forward Pharma").

Forward Pharma intends to provide a window to facilitate the conversion of ordinary shares in Forward Pharma into American Depositary Shares ("ADSs") to be listed for trading on the Nasdaq Capital Market in New York, U.S. as part of Forward Pharma’s existing ADR program with The Bank of New York Mellon ("BNYM").

According to Forward Pharma's register of warrant holders, you hold, as per today's date, such number of vested warrants as is set out in the table enclosed as Schedule A (the "Warrants"), which may be exercised by you pursuant to the terms applicable to the Warrants.

The process for your subscription for ordinary shares (the "Warrant Shares") in Forward Pharma upon exercise of Warrants and the subsequent conversion of the Warrant Shares into ADSs is summarized in Schedule B. As a reminder, based on the current ADS ratio, each ADS represents 14 ordinary shares.

If you are interested in exploiting this opportunity by exercising all or some of your Warrants and convert the Warrant Shares into ADSs, please carefully follow the instructions set out in this letter.

1.	No later than by 7 February 2022: Complete, sign and deliver the form of Exercise Notice enclosed as Schedule C and the form of Power of Attorney enclosed as Schedule D to:

Mazanti-Andersen Advokatpartnerselskab

Attn: Anne Krebs, attorney-at-law

E-mail: akr@mazanti.dk

Please note that in order to be able to receive ADSs you will have to open a custody account with a bank (to the extent you do not already have such account). The Exercise Notice delivered to Mazanti-Andersen must be completed with all relevant account details, and your prior opening of a custody account may thus become a time constraint on your part.

2.	With value no later than by 10 February 2022: Wire transfer the total cash subscription amount payable by you upon exercise of your Warrants to Mazanti-Andersen Advokatpartnerselskab's client account:

Bank: Registration no.: Account no.: IBAN: SWIFT-BIC Reference	Danske Bank, Holmens Kanal 2, 1092 Copenhagen K, Denmark 4183 2760422455 DK4030002760422455 DABADKKK "68721 – FWP"

Subject to the timely receipt of your Exercise Notice and Power of Attorney and your payment of the subscription amount, the Attorney (as defined in the Power of Attorney) will on your behalf:

-	subscribe for the Warrant Shares set out in your Exercise Notice;

-	complete, sign and deliver to BNYM the form of Transfer of Ownership Agreement enclosed as Schedule E and transfer your Warrant Shares to BNYM to enable delivery of a corresponding number of ADSs to you (ratio 14:1); and

-	generally do, execute, and perform all such acts, documents, matters and things as the Attorney may in his absolute discretion deem desirable or expedient in connection with the exercise of Warrants and conversion of Warrant Shares into ADSs.

Kindly note that:

-	Your delivery of the Exercise Notice and Power of Attorney is legally binding and irrevocable on your part.

-	While Forward Pharma will strive to expedite the process as much as possible, the process will involve filings to and interactions with the U.S. Securities and Exchange Commission and the Danish Business Authority as well as transactions with BNYM. Consequently, Forward Pharma cannot commit itself to a firm date upon which the entire process is completed and your Warrant Shares are converted into ADSs listed for trading on the Nasdaq Capital Market in New York, U.S.

-	The taxation of ADSs under Danish law is unclear and you are encouraged to seek independent tax advice with respect to the taxation of warrants, shares, and ADSs.

-	According to the Nasdaq Listing Rules, a company shall have sufficient operations in order to maintain its listing on the Nasdaq Capital Market. Consequently, your ADSs may sooner or later be delisted from the Nasdaq Capital Market.

-	While no decision has been made to this effect at this stage, it is possible that other windows to facilitate the deposit of shares in Forward Pharma into the ADR program will later be provided.

Sincerely,

Claus Bo Svendsen, MD PhD

Chief Executive Officer

Forward Pharma A/S

Enclosures:

Schedule A:	Table of Warrants
Schedule B:	Process summary
Schedule C:	Form of Exercise Notice
Schedule D:	Form of Power of Attorney
Schedule E:	Form of Transfer of Ownership Agreement

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